UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0721 Expires: July 31, 2022 Estimated average burden hours per response... 639.34

FORM 1-SA

☒ SEMI ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

Circle of Wealth Fund III LLC

(Exact name of issuer as specified in its charter)

Idaho	83-2684731
State or other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

701 E Front Ave, Floor 2, Coeur d’Alene, ID 83814

(Full mailing address of principal executive offices)

800-971-5988

(Issuer’s telephone number, including area code)

In this Semiannual Report, references to the “Company,” “Fund,” “we,” “us” or “our” or similar terms refer to Circle of Wealth Fund III LLC, an Idaho limited liability company and references to our “Manager” refer to Secured Investment Corp., a Wyoming corporation, our manager.

This Semiannual Report on Form 1-SA, or the Semiannual Report, contains forward-looking statements. Investors should not place undue reliance on forward-looking statements, and should consider carefully the statements made in “Risk Factors” and elsewhere in our Offering Circular dated April 6, 2020, which are incorporated herein by reference, that identify important factors that could cause actual outcomes to differ from those expressed or implied in the Company’s forward-looking statements, and that could materially and adversely affect the Company’s business, operating results, and financial condition.

https://www.sec.gov/Archives/edgar/data/1762825/000173112220000349/e1852partiiandiii.htm

You should read the following discussion in conjunction with the Company’s unaudited financial statements and the related notes elsewhere in this Semiannual Report

Item 1. MANAGER’S ANALYSIS AND DISCUSSION OF THE FINANCIAL CONDITION AND PLAN OF OPERATIONS

The Manager’s Discussion and Analysis contains forward-looking statements. Investors should not place undue reliance on forward-looking statements, and should consider carefully the statements made in “Risk Factors” and elsewhere in our Offering Circular dated April 6, 2020, which are incorporated herein by reference, that identify important factors that could cause actual outcomes to differ from those expressed or implied in the Company’s forward-looking statements, and that could materially and adversely affect the Company’s business, operating results and financial condition.

https://www.sec.gov/Archives/edgar/data/1762825/000173112220000349/e1852partiiandiii.htm

You should read the following discussion in conjunction with the Company’s unaudited financial statements and the related notes elsewhere in this Semiannual Report. The financial statements included in this filing for the six months ending as of June 30, 2023, and June 30, 2022, are unaudited, and do not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Overview

The Company was formed on November 26, 2018, and is an Idaho limited liability company. The Company engages in nationwide business purpose lending secured by non-owner-occupied properties and direct investment in real property in and around Spokane, Washington and Coeur d’Alene, Idaho. We utilize an investment strategy that is designed to safeguard our capital through what we believe to be adequate collateral on loans we make and have developed a detailed value analysis designed to produce attractive risk- adjusted returns, although there can be no guarantee our strategy will succeed. Accordingly, we cannot guarantee future results or performance. We directly manage the servicing and operational oversight of our assets through our Manager, Secured Investment Corp., rather than delegate those responsibilities to a third party.

Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement. Our Manager also provides asset management, marketing, investor relations and other administrative services for the Company. Therefore, the Company does not currently have any employees and there is no intention hire any in the future.

1

Results of Operations – For the six months ending June 30, 2023

As of June 30, 2023, the Company’s cash balance was $230,543, and the total assets were $8,577,072. The amounts stated herein are derived from the unaudited financial statements as of June 30, 2023, included elsewhere in this Semiannual Report. In addition, as of June 30, 2023, revenue from mortgage interest was $318,816, revenue from the gain on sale of loans was $65,182, with loan origination fee income of $40,770, closing fee income of $4,885, and late fee revenue at $11,332. The Company had operating expenses of $253,754 to include asset management fees, performance fees, provisions for loan losses, audit and tax professional fees, legal fees, interest expense and other operating expenses, which resulted in a net income for the six months ending June 30, 2023, of $228,618.

As of June 30, 2023, the Company held 47 secured loans with an outstanding principal balance to borrowers of $7,135,841. The Company has 2 loans in foreclosure during the period ending June 30, 2023, which loans have an outstanding principal balance of $251,000.

The Company continued to acquire real property assets during this period. These properties are in various stages of rehabilitation, and the Company’s intent is to sell the properties.

Results of Operations – For the six months ending June 30, 2022

The amounts stated herein are derived from the unaudited financial statements as of June 30, 2023, which in turn may include adjustments derived from the Audited Financial Statements for the period ending December 31, 2022, included in the Company’s most recent Annual Report, which is incorporated herein by reference. As of June 30, 2022, the Company’s cash balance was $1,381,817 and the Company had total assets of $6,004,774. In addition, as of June 30, 2022, the Company’s total revenue was $449,313, with total operating expenses of $175,289 to include asset management fees, performance fees, provisions for loan losses, audit and tax professional fees, interest expense and other operating expenses, which resulted in a net income for the six months ending June 30, 2022, of $274,024.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from the sale of Membership Interests, cash flow from operations, net proceeds from loan repayments and sales, net proceeds from sales of real estate acquisitions, and borrowings under credit facilities. The Company hopes to receive income from the loans it makes in the form of interest, fee and points, and in some situations, profit sharing in certain equity transactions. A loss reserve may be maintained by the Company, as determined by the Manager, in its sole and absolute discretion.

As of the date of this Semiannual Report, we anticipate that adequate cash will be generated from operations to finance our operating and administrative expenses. However, our ability to support our operations is subject to some uncertainties. Our ability to generate capital is largely dependent upon demand for our senior secured loans (both from borrowers and loan purchasers) and the eventual performance of the borrowers on our senior secured loans. Both demand and borrower performance can be impacted by economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our real property assets is also dependent upon the state of the real estate markets in Spokane, Washington and Coeur d’Alene, Idaho, including the ability of potential buyers to obtain financing at reasonable rates. If cash flow from operations is insufficient, then we may seek to utilize our unsecured line of credit or partially leverage the real property assets we hold to increase liquidity; provided, however, there can be no assurance that this strategy will be successful. Similarly, we have not identified any additional source of financing, other than the proceeds from our guidance line of credit from our Manager, and there is no assurance that such sources of financing will be available on favorable terms or at all. Importantly, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

The Company will likely have liquidity problems if it cannot continue to raise sufficient funds to operate. Liquidity problems will limit the Company’s diversification in terms of type, number and size of loans we make and real property we are able to acquire. As mentioned above, liquidity is further impacted by performance of the specific loans we make and real property assets we acquire. The Company intends to continuously offer Membership Interests to Investors on an as needed basis to operate its business plan.

The Company intends to fund the rescission offer described in Note 9 of the Notes to the unaudited financial statements included in this Semiannual Report with $100,000 of cash on hand and $525,000 of additional funds from the Manager, for further details see Note 9.

Liquidity and capital resources may also be negatively impacted by industry loan purchasers ceasing or limiting their operations due to the lingering impacts of the novel coronavirus pandemic and associated tightening of credit markets, as well as the potential negative impacts of inflation, rising interest rates, and the conflict in Ukraine. Our inability to raise substantial funds would increase the Company’s fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

2

Outlook and Recent Trends

The Company may become the owner of “REO” properties associated with the foreclosures mentioned above, which will depend on the results of the applicable foreclosure auctions. The Company may experience added costs due to the costs of ownership of real estate in locations outside of the Spokane and Coeur d’Alene markets.

As a result of market events including the conflict in the Ukraine, inflation, historically high rising interest rates, increasing days on market for real estate listings, increasing foreclosures, and potential return effects of the COVID-19 disease, uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of these events has been rapidly evolving and presents material uncertainty and risk with respect to our future financial results, ability to fund loans, and capital raising efforts. In addition, these events also present material uncertainty and risk with respect to our Manager’s ability to originate loans and achieve successful results in servicing loans that experience an event of default. We are unable to quantify the impact these events may have on the Company or our Manager at this time. Although we have not experienced a significant increase in the number of late payments or defaulting borrowers as of the date of this report, we may experience adverse effects in the performance of our existing loans which may materially alter our ability to make distributions to our Members.

Furthermore, we believe that we are near the time when we will be approved to extend a rescission offer to purchasers of our membership interests due to an omission in an earlier version of our Offering Circular to state that affiliates of ours entered into a settlement agreement with the Washington Division of Financial Institutions for violations of the registration provisions of the Washington Business Opportunities Fraud Act and certain litigation settled in Utah in 2009. Pursuant to the rescission offer, purchasers may request a refund of their investment plus statutory interest by notifying us of their decision to do so during a specified time period. If a significant number of purchasers elect to accept the offer to rescind their purchases, our liquidity would be adversely affected to the extent of such rescissions. To that end, we initially intended to file a post qualification amendment via Form 1-A, but in consultation with the Securities and Exchange Commission, we will instead pursue filing a new Form 1-A and Offering Circular. This may result in a pause in the offering, or potential inability to continue the offering, as there can be no assurance that the Company will receive qualification of its offering in the future.

Finally, the Company’s business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions, including but not limited to potential changes to Regulation A. Adverse developments in general business and economic conditions could have a material adverse effect on the Company’s financial condition and the results of its operations and are unable to be precisely quantified at this time.

Off-balance Sheet Arrangements

As of June 30, 2023, and June 30, 2022, we had no off-balance sheet arrangements.

Item 2. OTHER INFORMATION

None.

3

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) Circle of Wealth Fund III LLC

By (Signature and Title) /s/ Lee Aaron Arnold, President and CEO of Secured Investment Corp., Manager

Date October 2, 2023

CIRCLE OF WEALTH FUND III LLC

By:	/s/ Lee Aaron Arnold
Lee Aaron Arnold, President and CEO of Secured Investment Corp., Manager

Date:	October 2, 2023

4

REPORT OF FINANCIAL STATEMENTS

CIRCLE OF WEALTH FUND III, LLC

June 30, 2023 and 2022

Item 3. FINANCIAL STATEMENTS

Index to Unaudited Financial Statements of Circle of Wealth Fund III, LLC

i

Circle of Wealth Fund III, LLC

Balance Sheets (unaudited)

ASSETS

	As of June 30, 2023	As of December 31, 2022
ASSETS
Cash and cash equivalents	$230,543	$39,517
Mortgage interest receivable, net	53,195	51,859
Mortgage loans held for sale receivable, net	6,999,801	6,378,501
Interest-only strip receivables, net	82,080	98,901
Prepaid expenses	76,545	-
Real estate owned, net	894,033	595,563
Fixed assets, net	119,998	-
Investment securities	120,877	-

Total assets	$8,577,072	$7,164,341

LIABILITIES AND MEMBERS’ EQUITY

LIABILITIES
Accounts payable	$1,056	$1,451
Asset management fees payable	12,354	10,077
Performance fee payable	11,756	1,341
Subscription liability	-	-
Distributions payable	-	-
Due to related party	335,000	99,050
Accrued dividend payable	11,419	6,379
State tax payable	1,467	7,500
Notes payable	438,200	-

Total liabilities	811,252	125,798

MEMBERS’ EQUITY
Membership interests, $1,000 par, 50,000 units authorized and 6,723.960 and 6,225.301 units outstanding as of June 30, 2023 and December 31, 2022, respectively	6,723,960	6,225,301
Retained earnings	1,041,860	813,242

Total liabilities and members’ equity	$8,577,072	$7,164,341

See accompanying notes.

Circle of Wealth Fund III, LLC

Statements of Income (unaudited)

Six Months Ended June 30, 2023 and 2022

STATEMENTS OF INCOME

	2023	2022
REVENUES
Mortgage interest income	$318,816	$211,774
Gain on sales of loans, net	65,182	108,820
Loan origination fee income	40,770	48,198
Gain on sales of real estate owned, net	20,812	64,587
Late fee and other income	11,332	12,486
Rent revenue	20,575	125
Closing fee income	4,885	3,323

Total revenues	482,372	449,313

OPERATING EXPENSES
Asset management fees	67,073	39,141
Provision for loan losses	34,391	2,230
Professional fees	77,115	34,852
Performance fees	29,277	8,314
Interest expense	-	-
Other operating expenses	45,898	90,752

Total operating expenses	253,754	175,289

NET INCOME	$228,618	$274,024

COMPONENTS OF OTHER COMPREHENSIVE INCOME

Weighted average number of membership units outstanding	7,528.592	5,417.306

Distributions declared per unit	$33.65	$65.70

See accompanying notes. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Circle of Wealth Fund III, LLC

Statements of Changes in Members’ Equity (unaudited)

Six Months Ended June 30, 2023 and 2022

	Membership Interest		Retained Earnings (Accumulated	Total Members’
	Units	Amount	deficit)	Equity
December 31, 2022	6,225.301	$6,225,301	$813,242	$7,038,543
Proceeds from issuance of membership interest	1,402.388	1,402,388	-	1,402,388
Distributions declared on membership interest	(253.370)	(253,370)	-	(253,370)
Redemption of membership interest	(650.359)	(650,359)	-	(650,359)
Net income		-	228,618	228,618
June 30, 2023	6,723.960	$6,723,960	$1,041,860	$7,765,820

December 31, 2021	3,987.423	$3,987,423	$307,820	$4,295,243
Proceeds from issuance of membership interest	1,629.559	1,629,559	-	1,629,559
Distributions declared on membership interest	(187.182)	(187,182)	-	(187,182)
Redemption of membership interest	(260.066)	(260,066)	-	(260,066)
Net income		-	274,024	274,024
June 30, 2022	5,169.734	$5,169,734	$581,844	$5,751,578

See accompanying notes.

Circle of Wealth Fund III, LLC

Statements of Cash Flows (unaudited)

Six Months Ended June 30, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$228,618	$274,024
Adjustments to reconcile net income to net cash provided by operating activities
Loan origination fee income	-	(48,198)
Provision for losses on loans	54,242	(2,298)
Gain on sales of loans, net	(65,182)	(211,774)
Loans funded
Proceeds from payoffs or sales of mortgage loans		-
Gain on sales of real estate owned, net	(23,925)
Change in operating assets and liabilities
Mortgage interest receivable	(1,336)	(12,729)
Interest-only strip receivables, net	16,821	(31,669)
Prepaids expenses	(76,545)	(1,050)
Accounts payable	(395)	(12,078)
Asset management fees payable	2,277	(6,257)
Due to related party	235,950	(19,451)
Accrued liability	-	(238)
State tax payable	(6,033)
Performance fees payable	10,415	198,000

Net cash from operating activities	374,907	126,282

CASH FLOWS FROM INVESTING ACTIVITIES
Loans funded	(7,361,384)	7,152,647
Proceeds from payoffs or sales of mortgage loans	6,751,024	(7,045,815)
Purchase of real estate	(617,305)	(115,557)
Purchased of investment securities	(120,877)
Capitalized improvements on real estate owned	(22,310)	-
Capital expenditures	(119,998)
Proceeds from sale of real estate owned	365,070	-

Net cash used for investing activities	(1,125,780)	(8,725)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on line of credit	-	-
Increase (decrease) in Loans payable	438,200
Member subscriptions received	-	(16,400)
Members’ contributions	1,402,388	1,629,559
Members’ distributions	(248,330)	(187,182)
Members’ capital withdrawals	(650,359)	(260,066)

Net cash from financing activities	941,899	1,165,911

NET CHANGE IN CASH AND CASH EQUIVALENTS	191,026	1,283,468

CASH AND CASH EQUIVALENTS, January 1	39,517	98,348

CASH AND CASH EQUIVALENTS, June 30	$230,543	$1,381,816

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for taxes	$9,167	$11,908
Cash paid for interest	$-	$-

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES
Members’ earnings distributions included in accrued dividend payable	$-	$-
Member subscription liabilities converted to members’ contributions	$-	$-

See accompanying notes.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 1 – Nature of Operations

Circle of Wealth Fund III, LLC (the “Fund”) is an Idaho limited liability company that was organized to make, fund, originate, refinance, purchase, sell and/or otherwise acquire loans secured by first or junior position deeds of trust or mortgages on non-owner occupied residential and commercial properties located throughout the United States; and acquire, develop, rehabilitate, and/or hold and/or sell non-owner occupied real estate located throughout the United States. The Fund is managed by Secured Investment Corp., a Wyoming corporation (the “Manager”). The Fund receives certain operating and administrative services from the Manager, some of which are not reimbursed to the Manager. The Fund’s financial position and results of operations would likely be different absent this relationship with the Manager.

The Fund will continue indefinitely unless dissolved under the provisions of the operating agreement at an earlier date.

Note 2 – Summary of Significant Accounting Policies

Cash and cash equivalents – The Fund considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Fund believes that it mitigates this risk by maintaining deposits with major financial institutions.

Risks and uncertainties – The Fund’s business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Fund’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to fund loans and acquire real estate as well as potential changes to Regulation A. Adverse developments in these general business and economic conditions could have a material adverse effect on the Fund’s financial condition and the results of its operations.

Management estimates and related risks – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates relate principally to the determination of the allowance for loan losses, interest-only strip receivables on loans sold and fair value of real estate held and serving as collateral for Fund loans. Although these estimates reflect management’s best estimate, it is at least reasonably possible that a material change to these estimates could occur in the near term.

The fair value of real estate, in general, is impacted by current real estate and financial market conditions. Should these markets experience any significant declines, the resulting collateral values of the Fund’s loans will likely be negatively impacted. The impact to such values could be significant and as a result, the Fund’s actual loan losses could differ significantly from management’s current estimates.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Mortgage loans receivable – Mortgage loans, the majority of which the Fund intends to make available for sale to prospective investors, generally are stated at the lower of cost or fair value. Subordinate mortgage loans represent the Fund’s retained portion of certain mortgage loans sold to third-party buyers after having been originated by the Fund. The subordinate mortgage loans, which the Fund has the intent and ability to hold for the foreseeable future or to maturity, generally are stated at their outstanding principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Fund’s lending portfolio. As a result, further segmentation of the loan portfolio is not considered necessary.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the investment shall be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral.

Interest is accrued daily on the principal of the loans. If events and or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

Allowance for loan losses – Loans and the related accrued interest are analyzed on a periodic basis for recoverability. Delinquencies are identified and followed as part of the loan system. A provision is made for losses on loans to adjust the allowance for loan losses to an amount considered by management to be adequate, with due consideration to collateral value, to provide for unrecoverable loans and receivables, including impaired loans, accrued interest and advances on loans. As a collateral-based lender, the Fund does not consider credit risks which may be inherent in a further segmented loan portfolio as a basis for determining the adequacy of its allowance for loan losses but rather focuses solely on the underlying collateral value of the loans in its portfolio to do so. As a result, the Fund does not consider further segmentation of its loan portfolio and related disclosures necessary. The Fund writes off uncollectible loans and related receivables directly to the allowance for loan losses once it is determined that the full amount is not collectible.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Interest-only strip receivables – Interest-only strip receivables represent the present value of residual cash flows the Fund expects to receive on mortgage loans receivable sold to third-party investors after having been originated by the Fund. The value of these receivables is determined by estimating the future cash flows using assumptions of key factors, such as prepayment and default rates and discount rates appropriate for the type of asset and risk. The value of interest-only strip receivables could be affected by external factors, such as changes in the behavior patterns of customers and changes in the strength of the economy; therefore, actual performance could differ from these assumptions. The Fund evaluates the performance of the receivables relative to these assumptions on a regular basis. The Manager negotiates the participation interest to be earned by the Fund for loans sold on a case-by-case basis. The interest-only strip rates earned by the Fund during the six months ended June 30, 2023 and 2022 ranged from 1% to 5%. The Fund sold and retained a beneficial interest in the interest only strip receivables of 37 loans totaling approximately $3,879,450 and 27 loans totaling approximately $2,996,971 during the six months ended June 30, 2023 and 2022, respectively.

Real estate owned – Real estate purchased is recorded at cost. Costs of real estate improvements are capitalized, whereas costs relating to holding real estate are expensed. The portion of interest costs relating to development of real estate is capitalized.

Impairment losses of real estate held and held for sale are measured as the amount by which the carrying amount of a property exceeds its fair value less estimated costs to sell. Impairment losses of real estate held for use are determined by comparing the expected future undiscounted cash flows of the property, including any costs that must be incurred to achieve those cash flows, to the carrying amount of the property. If those cash flows are less than the carrying amount of the property, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value. Valuations are periodically performed by management, and any subsequent write downs are recorded as a charge to operations.

Fair value measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Fund determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2 and Level 3).

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Fund’s own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Fund’s own data.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Fair value measurements (continued) – The Fund does not record loans at fair value on a recurring basis but uses fair value measurements of collateral security in the determination of its allowance for loan losses. The fair value for impaired secured loans is determined using the sale comparison, income and other commonly used valuation approaches.

The following methods and assumptions were used to estimate the fair value of financial instruments:

●	Secured loans (Level 2 or Level 3). For loans in which a specific allowance is established based on the fair value of the collateral, the Fund records the loan as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered impaired below the appraised value and there is no observable market price, the Fund records the loan as nonrecurring Level 3.

●	Interest-only strip receivables (Level 3). For interest-only strip receivables, the Fund estimates the fair value using internal valuation models. The fair value of these receivables is determined by estimating the future cash flows using assumptions of key factors, such as prepayment and default rates and discount rates appropriate for the type of asset and risk.

Deferred loan origination fees – Loan origination fees represent amounts charged by the Fund to the borrowers for such things as points, loan processing fees, underwriting fees and other similar charges. As the majority of the Fund’s loans are held for sale, the Fund defers recognition of the fees until the loan is sold.

Income taxes – The Fund is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Fund as an entity. Each individual member reports on their federal and state income tax returns their distributive share of Fund income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year.

The Fund has evaluated its current tax positions and has concluded that as of June 30, 2023 and 2022, the Fund does not have any significant uncertain tax positions for which a reserve would be necessary.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Change in accounting principle - In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenues from Contracts with Customers (Topic 606). The standards core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In effect, companies are required to exercise further judgment and make more estimates prospectively. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU No. 2014-09 was effective January 1, 2019 for the Fund. The Fund has evaluated the new guidance and determined that interest income and income from servicing mortgage loans are outside the scope of ASC No. 606. The Fund also determined that fee income on mortgage loan originations is outside the scope of ASC No. 606 as it continues to be accounted for in accordance with ASC No. 948. As a result, the adoption of ASU No. 2014- 09 did not have a material impact on its financial statements.

Recent Accounting Pronouncements – In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

Subsequent events – The Fund has evaluated subsequent events through September 18, 2023, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Fund’s financial statements.

Note 3 – Fund Provisions

The Fund is an Idaho limited liability company. The rights, duties, and powers of the members of the Fund are governed by the operating agreement and the Idaho Limited Liability Company Act. The following description of the Fund’s operating agreement provides only general information. Members should refer to the Fund’s operating agreement and private placement memorandum for a more complete description of the provisions. The Manager is in complete control of the Fund business, subject to the voting rights of the members on specified matters. The Manager acting alone has the power and authority to act for and bind the Fund.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 3 – Fund Provisions (continued)

Members representing a majority of the outstanding Fund membership interests may approve or disapprove any of the following matters: (i) the Fund’s merger with or conversion into another entity; (ii) causing the Fund to incur debt which would exceed the amount provided for in the offering circular; (iii) a transaction, not expressly permitted by the operating agreement or offering circular, involving a conflict of interest between the Manager and the Fund; (iv) remove the Manager if: (1) the Manager is convicted or found liable for an act of gross negligence or fraud which materially lowers the net asset value of the Fund, and (2) the holders of at least a majority of the outstanding membership interests vote in favor of such removal; (v) election of a successor manager; (vi) amendments to the operating agreement.

Profits and losses – Profits and losses accrued during any accounting period shall be allocated among the members in accordance with their respective membership interests maintained throughout that accounting period.

Fund expenses – The Fund shall bear all costs and expenses associated with the operation of the Fund, including, but not limited to, the annual tax preparation of the Fund’s tax returns, any state and federal income tax due, legal fees, accounting fees, filing fees, and any required independent audit reports required by agencies governing the business activities of the Fund, foreclosure costs and expenses associated with the foreclosing on assets, costs associated with force placed insurance, and costs and expenses associated with the disposition of assets. For the six months ending June 30, 2023 and 2022, the Manager elected to absorb all operating and administrative expenses of the Fund besides those which have been reflected in the Fund’s statement of income and changes in members’ equity.

Distributions – The Fund will make distributions of one hundred percent of net available proceeds from operations at least monthly to all members. The Fund will make all distributions to the members in proportion to the membership interest they held during the period for which the distribution is declared until each member has received six percent (6%) cumulative annual return. If returns are higher than 6% cumulative annual return, the remaining funds will be distributed 50% to the members in proportion to their membership interests and 50% to the Manager as a performance fee.

Liquidity, capital withdrawals and early withdrawals – There is no public market for interests of the Fund, and none is expected to develop in the foreseeable future. There are substantial restrictions on transferability of membership interests. Any transferee must be a person that would have been qualified to purchase a member unit in the offering and a transferee may not become a substituted member without the consent of the Manager.

A member may withdraw as a member of the Fund and may receive a return of capital provided that the following conditions have been met: (i) the member has been a member of the Fund for a period of at least twelve (12) months; and (ii) the member provides the Manager with a written request for a return of capital at least 90 days prior to such withdrawal. Once the withdrawal is approved by the Manager, the Member may only withdraw up to 25% percent of the total withdrawal amount each following calendar quarter until the full amount is withdrawn. The Fund will use its best efforts to honor requests for a return of capital subject to, among other things, the Fund’s then cash flow, the amount of Fund reserves and the Fund’s then-current financial condition.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 4 – Mortgage Loans Receivable

Mortgage loans receivable, net consisted of the following:

	As of June 30, 2023	As of December 31, 2022
Mortgage loans receivable held for sale, net	$7,135,841	$6,450,882
Deferred loan origination fees	(41,220)	(31,803)
Allowance for loan losses	(94,820)	(40,578)
	$6,999,801	$6,378,501

Activity in the allowance for loan losses consisted of the following:

	As of June 30, 2023	As of December 31, 2022
Allowance for loan losses:
Beginning balance as of January 1	$40,578	$22,894
Write-off loan losses	-	(78,489)
Provision for loan losses	54,242	96,173
	$94,820	$40,578

Allocation of the allowance for loan losses by collateral type consisted of the following:

	As of June 30, 2023	As of December 31, 2022
Non-owner occupied residential (1-4 units)	$94,820	$40,578

There were 4 impaired loans as of June 30, 2023 and 1 impaired loan at December 31, 2022.

There were two foreclosed loans in the amount of $251,000 as of June 30, 2023.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 5 – Real Estate Owned

Real estate owned as of June 30, 2023 and December 31, 2022 consists of the following:

	As of June 30, 2023	As of December 31, 2022
Real estate held	$580,437	$283,892
Real estate held for sale	313,596	311,671
	$894,033	$595,563

Real estate owned activity during the six months ended June 30, 2023 and as of December 31, 2022 was as follows:

	As of June 30, 2023	As of December 31, 2022
Beginning balance	$595,563	$178,231
Purchase of real estate	617,305	668,788
Capitalized improvements	22,310	133,991
Sales of real estate owned	(341,145)	(385,447)
	$894,033	$595,563

Note 6 – Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Fund’s financial instruments measured at fair value on a recurring basis as of June 30, 2023:

	Level 1	Level 2	Level 3	Total
Interest-only strip receivables	$-	$-	$82,080	$82,080
	$-	$-	$82,080	$82,080

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 6 – Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the financial instruments measured at fair value on a recurring basis as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Interest-only strip receivables	$-	$-	$98,901	$98,901
	$-	$-	$98,901	$98,901

As of June 30, 2023, and December 31, 2022, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, line of credit and real estate debt investments. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The methods and assumptions used to estimate the fair value of financial instruments are detailed in Note 2.

Note 7 – Related Party Transactions

Loan servicing fees – Fund loans are serviced by a third-party servicer and a related party servicer selected by the Manager. The loan servicing companies will receive compensation from the Fund for performing these loan servicing activities. The loan servicing companies may also be entitled to retain up to 100% of any late fees and all fees for payoff demand statements and related documents and return check charges. Loan servicing fees amounted to $9,090 and $4,902 for the six months ended June 30, 2023 and 2022, respectively.

Loan origination points – At the closing of a target asset, a borrower will pay origination points. The origination points shall be disbursed at the closing of a target asset in the following manner: 80% to the Manager or an affiliated company and 20% to the Fund. The Fund recognized loan origination fees of $40,770 and $48,198 for the six months ended June 30, 2023 and 2022. Deferred loan origination fees of $41,220 and $26,468 for the six months ended June 30, 2023 and 2022 have been included in mortgage loans receivable, net on the accompanying balance sheet.

Asset management fees – The Manager earns asset management fees of 1.75% of the Fund’s total asset base as of the last day of the calendar quarter. The asset management fees are payable beginning on the first day of the first calendar quarter after the first deployment. Asset management fees earned by the Manager amounted to $67,073 and $39,141 for the six months ended June 30, 2023 and 2022.

Performance fees – As described in Note 3, after payment to members of a priority return, the Manager is eligible to receive performance fees. Performance fees earned by the Manager amounted to $29,277 and $8,314 for the six months ended June 30, 2023 and 2022.

Operating expenses – The Manager shall be entitled to reimbursement by the Fund for all reasonable and customary expenses incurred in the formation of the Fund and in the ongoing management of the Fund. For the six months ended June 30, 2023 and 2022, the Manager elected to absorb all operating and administrative expenses of the Fund besides those which have been reflected in the Fund’s statement of income and changes in members’ equity.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 7 – Related Party Transactions (continued)

Loan brokerage fees – For its services in connection with the selection and origination of Fund loans, the Manager charges loan brokerage fees to the borrowers. These fees are paid directly by the borrowers and are not expenses of the Fund.

Rehabilitation services – Arnold Professional Holdings, Inc. (APH), a Washington corporation, is owned by the Chief Executive Officer (CEO) of the Manager. APH is a Washington licensed, bonded and insured general contractor. APH provides general construction services to the Fund in the state of Washington, which may include repairing, renovating and improving real estate investments. APH will receive compensation for its services equal to cost plus twenty percent (20%) plus an additional fifteen percent (15%) bonus on the net profit from the sale of the real estate investment after deducting all costs (including rehabilitation expenses) and selling expenses.

During the six months ended June 30, 2023, 4 properties were purchased and incurred $49,483 in costs for rehabilitation services, including compensation as described above, to APH. During the six months ended June 30, 2022, 3 properties were purchased and incurred $49,872 in costs for rehabilitation services, including compensation as described above, to APH.

Acquisition expenses – We are charged 2.4% of the purchase price for property acquisition by the Lee Arnold Team (LAT), a related company. This fee is a finder’s fee to LAT. If the property was purchased at auction, we pay LAT directly. If the property was purchased off the NMLS, the payment is taken care of on the closing HUD.

Selling expenses – The CEO of the Manager, is a licensed real estate agent with Keller Williams. The CEO will be retained as the exclusive listing agent for all real estate investments in the state of Washington. The Fund will pay the customary six percent (6%) real estate commission for all real estate investment sold to be shared equally by the listing agent and buyer’s agent unless otherwise agreed.

In addition, there will be instances where a real estate investment listing will be given to a licensed real estate agent in another market who pays a referral fee for the listing. It is not uncommon for a referring agent to receive a 20%-40% share of the commission which will be paid to the listing agent in that market.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 8 – Loan Concentrations and Characteristics

The loans are secured by recorded deeds of trust or mortgages with the following characteristics as of June 30, 2023:

As of June 30, 2023
Number of secured loans outstanding	47
Total secured loans outstanding	$7,135,841

Members’ Equity at June 30, 2023	$7,765,821

Average secured loan outstanding	$151,826
Average secured loan as a percentage of total loans	2.13%
Average secured loan as a percentage of members’ equity	1.96%
Largest secured loan outstanding	$399,000
Largest secured loan as a percentage of total loans	5.59%
Largest secured loan as a percentage of members’ equity	5.14%
Number of secured loans over 90 days past due in interest and still accruing	-
Number of secured loans in foreclosure	2
Approximate principal of secured loans in foreclosure	$251,000
Number of secured loans on non-accrual status	4
Approximate investment in secured loans on non-accrual status	$563,000
Number of secured loans considered to be impaired	4
Approximate investment in secured loans considered to be impaired	$532,000
Average investment in secured loans considered to be impaired	$133,000
Approximate amount of foregone interest on loans considered to be impaired	$30,700
Estimated amount of impairment on loans considered to be impaired (included in the allowance for loan losses)	$57,574
Number of secured loans over 90 days past maturity	1
Approximate principal of secured loans over 90 days past maturity	$170,000
Number of states where security is located	19
Number of counties where security is located	36

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 8 – Loan Concentrations and Characteristics (continued)

The Funds’ secured loans are located in various states as follows:

	Loan Balances	Percentage
State
LA	$714,100	10.01%
MO	968,772	13.58%
Other	5,452,969	76.42%
	$7,135,841	100%

The following categories of secured loans were held as follows:

First trust deeds or mortgages	$7,135,841
Loans by type of property
Non-owner occupied residential (1-4 units)	$7,135,841

The schedule below presents the status of the secured loans with regards to interest payments as follows:

Days outstanding
Current (0 to 30 days)	$7,135,841
31 to 90 days	-
91 days and greater	-
$7,135,841

The future maturities of secured loans are as follows:

Year ending December 31,
2023	2,553,095
2024	4,401,017
2025	73,729
2026	108,000
$7,135,841

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 9 – Commitments and Contingencies

Legal proceedings – The Fund is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Fund.

Recission Offer – The Manager is in the process of amending the Fund’s Offering Circular to further clarify the terms of the recission offer described in the Offering Circular as filed with the Securities & Exchange Commission on April 6, 2020. The Fund intends to offer to repurchase membership interests from Fund members who purchased membership interests between August 30, 2019 and December 20, 2019, subject to requalification of the offering by the Securities & Exchange Commission. The recission offer would allow investors to receive a refund of their investment at the price of their initial capital contribution, plus interest at the current statutory rate per year (as determined by state law in the state the investor resides), from the date they were purchased through the date the investor elects to rescind minus any income received on the Membership Interests during the time they were held by the investor. The Fund intends to fund the rescission offer with $100,000 of cash on hand and $525,000 of additional funds from the Manager, pending completion of the rescission offer.